June 26, 2006

Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	International Automated Systems, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Amendment No. 1 Filed February 21, 2006, and Amendment No. 2 Filed May 22, 2006
File No. 033-16531-D

Attn.	Mark Kronforst

Dear Mr. Skinner:

This letter responds to your letter of June 7, 2006. As to comment number 1 which is your only remaining comment, we have amended the disclosure to comply with your comment and we are filing an amendment to Form 10-KSB for the period ended June 30, 2005, amending Item 8A and we are filing an amendment to Form 10-QSB for the period ended March 31, 2006, amending Item 3. In the future for these forms and items we will seek to continue to comply with you comment. In the amended Form 10-KSB for the period ended June 30, 2005, we have included an entire Item 8A. Also, both Forms include updated certifications. We have included the statement that as of the relevant dates that the evaluation concluded that the disclosure controls and procedures and the internal controls are effective.

Your Comment No. 1 stated:

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005.
Item 8A. Controls and Procedures, page 2.

1.
We have read your response to prior comment 2 and note that you have amended your disclosure to include the language specified in our comment, but your disclosure no longer provides a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise the disclosures in your Form 10-KSB to indicate whether your disclosure controls and procedures are effective. In addition, ensure that your amendment includes a revised Item 8A in its entirety, a signature page and updated certifications. Note that this comment also applies to your Form 10-QSB filed on May 22, 2006, as you did not provide a conclusion regarding the effectiveness of your disclosure controls and procedures.

Response to Comment No. 1.

In both forms we have made the statement that the controls and procedures are effective. Also, updated certifications are provided for each amended form. In the amended 10-KSB/A Item 8A is included in its entirety.

Under separate cover we providing you with redlined copies of the Amended Form 10-KSB/A for the period ended June 30, 2005, and the Amended Form 10-QSB/A for the period ended March 31, 2006.

Please call me if you have any questions or please advise us if you have any additional comments or questions. Thank you.

Very truly yours,

Wallace T. Boyack

Enc.